UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐

Securities Act Rule 802 (Exchange Offer)	☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐

Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

GRUPO CARSO, S.A.B. DE C.V.

(Name of Subject Company)

N.A.

(Translation of Subject Company’s Name into English (if applicable))

United Mexican States

(Jurisdiction of Subject Company’s Incorporation or Organization)

Grupo Carso, S.A.B. de C.V.

(Name of Person(s) Furnishing Form)

Capital Stock, with no par value

(Title of Class of Subject Securities)

N.A.

(CUSIP Number of Class of Securities (if applicable))

Raúl Humberto Zepeda Ruiz, Esq. Paseo de las Palmas No. 736, piso (-1) Lomas de Chapultepec 11000 Ciudad de México, Distrito Federal México (5255) 5625-4987	Alejandro Archundia Becerra, Esq. Plaza Carso, Torre Lago Zurich, piso 6 Lago Zurich No. 245 Ampliación Granada 11529 Ciudad de México, Distrito Federal México (5255) 2122-2608

(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Jorge Juantorena, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

To Be Determined

(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a)

Attachment	Description

A.	Minutes of General Extraordinary Shareholders’ Meeting of Grupo Carso, S.A.B. de C.V., Authenticated by the Secretary of the Board of Directors, dated November 4, 2010

(b) Not applicable.

Item 2.	Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, is included on the documents filed as Attachments A and B.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)

Attachment	Description

B.	Excerpt of Resolutions Passed by General Extraordinary Shareholders’ Meeting of Grupo Carso, S.A.B. de C.V., dated November 4, 2010

(2) Not applicable.

(3) Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed by Grupo Carso, S.A.B. de C.V. on October 22, 2010.

PART IV — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GRUPO CARSO, S.A.B. DE C.V.

By:	/S/ QUINTÍN HUMBERTO BOTAS HERNÁNDEZ
Name:	Quintín Humberto Botas Hernández
Title:	Treasurer of the Board of Directors and Attorney-in-fact

Date:	November 12, 2010

GRUPO CARSO, S.A.B. DE C.V.

By:	/S/ ALEJANDRO ARCHUNDIA BECERRA
Name:	Alejandro Archundia Becerra
Title:	Alternate Secretary of the Board of Directors and Attorney-in-fact

Date:	November 12, 2010